KINS TECHNOLOGY GROUP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

February 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim
Joshua Shainess
Division of Corporation Finance
Office of Technology

RE:	KINS Technology Group Inc. (the “Company”)
Registration Statement on Form S-4, originally filed on October 19, 2022
File No. 333-267938

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-267938) be accelerated by the Securities and Exchange Commission to 10:00 a.m. Washington D.C. time on February 13, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

KINS Technology Group Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP
Nadir Ali, CXApp Holding Corp.
Nimish Patel, Mitchell Silberberg & Knupp LLP
Blake Baron, Mitchell Silberberg & Knupp LLP